UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUPERVALU INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
868536103
(CUSIP Number)
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2015
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868536103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group	(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	5,213,674*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	5,213,674*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,213,674*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	2.0%*
14.	Type of Reporting Person (See Instructions):	IA, IN

 * Based on the information set forth in the Annual Report on Form 10-K of SuperValu Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on April 4, 2015, there were 261,788,560 shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Company outstanding as of April 23, 2015. As of April 28, 2015, Cerberus Iceberg LLC, a Delaware limited liability company (“Cerberus Iceberg”), held 5,213,674 shares of the Common Stock. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Iceberg. As a result of the foregoing, as of April 28, 2015, Stephen Feinberg may be deemed to beneficially own 5,213,674 shares of the Common Stock, or 2.0% of the shares of the Common Stock deemed issued and outstanding as of such date.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Based on the information set forth in the Annual Report on Form 10-K of SuperValu Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on April 4, 2015, there were 261,788,560 shares of the common stock, par value $0.01 per share (the “Common Stock”), of the Company outstanding as of April 23, 2015. As of April 28, 2015, Cerberus Iceberg LLC, a Delaware limited liability company (“Cerberus Iceberg”), held 5,213,674 shares of the Common Stock. Stephen Feinberg, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Iceberg. As a result of the foregoing, as of April 28, 2015, Stephen Feinberg may be deemed to beneficially own 5,213,674 shares of the Common Stock, or 2.0% of the shares of the Common Stock deemed issued and outstanding as of such date.

On April 28, 2015, Cerberus Iceberg sold an aggregate of 15,785,747 shares of the Common Stock at a net sale price of $9.20 per share, of which 1,560,406 shares of the Common Stock were sold in a privately negotiated transaction and 14,225,341 shares of the Common Stock were sold in ordinary brokerage transactions. As a result of the foregoing, as of April 28, 2015, Stephen Feinberg is no longer a beneficial owner of more than 5% of the shares of the Common Stock.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2015

/s/ Stephen Feinberg
Stephen Feinberg, solely with respect to his exercise of voting and dispositive control over the securities of SuperValu Inc. held by Cerberus Iceberg LLC

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).